Exhibit 99.1

PRESS RELEASE

SIFY Reports US GAAP Results for the Quarter ended 30th June 2005

Q1 revenues grow 31%, Year Over Year, to $23.5 million

2700 iWays Now Across 104 Cities, First Broadband Portal in India Launched

Chennai, India, Tuesday, 19th July 2005: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the quarter ended June 30th 2005.

Performance highlights:

•	Sify reported revenues of $23.5 million for the first quarter, 31% higher than in the quarter ended 30th June 2004.

•	Sify’s cash profit (in adjusted EBITDA terms) for the quarter was $0.34 million. See below for a reconciliation of Adjusted EBITDA to our U.S. GAAP operating results.

•	Sify’s net loss for the quarter was $2.26 million, 12% lower than the net loss for the previous quarter.

•	Sify ended the quarter with a cash balance of over $30 million.

Mr. R Ramaraj, Managing Director and CEO, said, “We continue to grow our business, generate cash profits from operations and reduce net loss, while investing in bandwidth and capital expenditure to maximize growth opportunities in a buoyant economy. During the quarter, we entered into alliances that will considerably strengthen our competitiveness going forward. Overall, this quarter has proven to be a good start, and sets the stage for further progress during the year.”

Mr. George Zacharias, President & COO, said, “Our corporate services continue to lead with significant new customer wins, on top of repeat orders from existing customers. We grew to 2700 iWays across 104 cities with most offering broadband access speeds of 256 kbps per PC. We launched www.Sifymax.in, continued to deliver revenue growth in portals, and grew wireless Internet fee based services by 100% quarter on quarter. A key challenge remains in retaining talent in the face of rising salaries and new opportunities in a growing economy.”

Summarised Results:
(In $ million, all translated at $1 = Rs. 43.51)

	Quarter ended		Quarter ended	Year ended
	30-Jun		31-Mar	31-Mar
Description	2005	2004	2005	2005
Corporate services	12.66	10.07	13.37	46.50
Retail Internet access	9.50	6.71	9.10	32.29
Interactive services	0.77	0.50	0.70	2.37
Others	0.54	0.60	0.49	1.89

Sales revenue	23.47	17.88	23.65	83.05
Adjusted EBITDA (1) (2)	0.34	1.75	0.59	5.18

Reconciliation items:
Depreciation & amortization	(2.83)	(3.10)	(3.31)	(13.04)
Below EBITDA share for Affiliates	(0.14)	(0.19)	(0.20)	(0.74)
Profit — business / assets sold	0.0	0.0	0.0	0.36
Net interest	0.38	0.29	0.35	1.17

Net income / (loss) (1)	(2.26)	(1.26)	(2.57)	(7.07)
_____________________
(1) Foreign exchange gain/(loss) included in EBITDA and Net income/(loss)	0.0	0.76	0.13	0.06
(2) Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.

Corporate Services overview:

     Corporate Services accounted for 53.9% of revenues during the quarter.

New alliances & partnerships during the quarter:

•	To better address the needs of large customers in the public sector, government, banking and large corporate segments, Sify entered into an alliance with Power Grid Corporation of India Limited (PGCIL), which has a network of over 20,000 route kilometers of fiber cable across India. Sify will now terminate PGCIL’s fiber in many of its network centers considerably increasing bandwidth capacity in the backbone and enhancing its capabilities to provide bandwidth up to the gigabit range.

•	To address the rapidly growing call center market in the country, Sify’s Enterprise Solutions business signed a MOU with Novatel, a large provider of equipment and solutions to the call centre industry, to provide MPLS backbone connectivity for voice traffic.

•	To address the Sarbanes-Oxley Act of 2002 compliance needs in the US, SifyAssure has partnered with a major accounting firm in the US. SifyAssure also established new partnerships in the Middle East to address customers’ security and network consulting needs.

New Business wins:

•	Sify had significant new wins and repeat business from many customers for corporate connectivity services such as IP VPNs.

•	SifySecure, the India facing arm of Sify’s security practice, won several Information Assurance and Compliance assignments, as well as BS7799 and pre-compliance consulting during the quarter.

•	Sify won prestigious orders in Applications Services for messaging platforms, document management, and an online registration engine for a leading business school. We also provided online examination support for Birla Sunlife and ICICI Prudential, leveraging the distribution platform available through the iWays.

•	Sify’s Hosting division acquired a number of new customers during the quarter. “Netsourze,” Sify Hosting’s latest service offering monitoring, maintenance, and management services, secured new customers for skilled services like Operating Systems and Data Base Administration.

•	Forum, Sify’s supply chain management solution, acquired new customers, which include TotalFinaElf in India and food products major Bunge India. Forum also commenced a unique short-term supply chain consulting assignment for GM Pens for benchmarking supply chain process efficiencies.

Consumer Services overview:

Consumer business accounted for 43.8% of revenues during the quarter.

Retail Internet Access:

The retail Internet access revenue breakdown for the quarter was:

Internet access at home through high speed / broadband	11.5%
Internet access at “iWay” cybercafes	25.5%
Internet access through dial up	3.5%

Highlights of the quarter:

•	iWay cyber-cafes increased in number to 2,700, of which 34 are owned by Sify and the rest franchised, with the service being extended to 104 cities and towns. Most iWays are now broadband enabled with speeds of 256 kbps.

•	More than 1 million subscribers accessed the Internet from the iWays during the quarter.

•	A large number of iWays are now enabled for video streaming, downloads, and superior video chat on multiple windows.

•	Internet telephony usage grew by about 10% over the previous quarter to reach 13 million minutes.

•	In addition to many iWays, Internet telephony is now also available through 600 Internet telephony booths located in high traffic commercial and residential areas across the country.

•	Subscribers to Sify’s high speed / broadband Internet access to homes now exceeds 104,000 with the service expanded to 58 cities.

Interactive services:

•	Wireless Internet content grew by about 100% for the second consecutive quarter

•	During the quarter, SifyMax.in, India’s first broadband portal, was launched with more than 17,000 hours of audio and video content.

•	The video content includes news, movies, sports, astrology and others, while audio content is offered through catalogued music and multiple web radio channels.

•	The site has been well received by over 1 million plus users who have started using the rich content available.

•	SifyMax had the exclusive broadband rights in India for the Wimbledon 2005 championships and is the official website for Sony Entertainment Channel’s new reality show currently on air, Fame Gurukul.

Proposed IP-VPN License update:

With respect to the Department of Telecommunications’ (DoT) action to levy a license fee on ISPs providing IP-VPN services, the Telecom Disputes Settlement and Arbitration Tribunal (TDSAT) asked the DoT to refer this matter for inputs from the Telecom Regulatory Authority of India (TRAI), and for the due consultative process to be followed. DoT has since referred the matter to TRAI, which in turn has issued a consultation paper and sought comments from the various stakeholders in this matter.

Appointment of Directors:

Sify has appointed three new Directors. Dr S K Rao, Mr C B Mouli and Mr R D Thulasiraj on their Board, who would also comply with the independent board and audit committee requirements of the SEC and NASDAQ regulations.

Dr Rao is a postgraduate in Master of Arts and a Ph.D in Economics from Trinity College, Cambridge, U.K. Presently, he is the Director General of Administrative Staff College of India, a leading management institution in India. For about 18 years, he worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly.

Mr C B Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. He held various important positions on the Boards as well as audit committees of public sector banks, with the income tax department and other public sector undertakings in India. He is an independent practicing accountant and he is currently, the Chairman of the audit committee of a major infrastructure company and on the Board of a number of other reputed companies.

Mr R D Thulasiraj is a Management Graduate from a leading management institution in India. Presently, he serves as the Executive Director of the Lions Aravind Institute of Community Ophthalmology (LAICO), which runs one of the world’s biggest rural eye care programs, and is one of the large public health institutions in India. He is also the Chairman of International Agency for Prevention of Blindness — South East Asia Region (IAPB — SEAR) and is a third world authority on hospital management for eye care.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-

end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 126 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 104 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also for the fiscal year ended March 31, 2005, Adjusted EBITDA excludes a gain on sale of land held for development ($ 0.36 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Brandi Piacente
Investor Relations	Investor Relations
Sify Limited	The Anne McBride Co.
91-44-2254 0770 Ext. 2013	212-983-1702 x208
Email: david_appasamy@sifycorp.com	Email: bpiacente@annemcbride.com